As filed with the Securities and Exchange Commission on April 11, 2008
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM F-6
                             REGISTRATION STATEMENT
                                      UNDER
          THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS

                                 --------------

                            H & M HENNES & MAURITZ AB
   (Exact name of issuer of deposited securities as specified in its charter)

                                 --------------

                                      [N/A]
                    (Translation of issuer's name in English)

                                 --------------

                                     Sweden
            (Jurisdiction of incorporation or organization of issuer)

                                 --------------

                                 CITIBANK, N.A.
             (Exact name of depositary as specified in its charter)

                                 --------------

                                 399 Park Avenue
                            New York, New York 10043
                                 (212) 816-6690
   (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                 --------------

                 CITIBANK, N.A. - DEPOSITARY RECEIPTS DEPARTMENT
                              388 Greenwich Street
                            New York, New York 10013
                                 (212) 816-6690

(Name, address, including zip code, and telephone number, including area code of agent for service)

                       ----------------------------------
                                   Copies to:
                              Herman H. Raspe, Esq.
                       Patterson Belknap Webb & Tyler LLP
                           1133 Avenue of the Americas
                            New York, New York 10036
                       ----------------------------------

It is proposed that this filing become effective under Rule 466:
                                                    |_| immediately upon filing.
                                                    |_| on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box: |_|

                                                  CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
                                                     Amount to     Proposed Maximum       Proposed Maximum
              Title of Each Class of                    be        Offering Price Per     Aggregate Offering          Amount of
            Securities to be Registered             Registered           Unit*                 Price**            Registration Fee
----------------------------------------------------------------------------------------------------------------------------------
American Depositary Shares each representing        100,000,000          $5.00                5,000,000               $196.50
one-fifth of one (1)  Ordinary Share of H & M
Hennes & Mauritz AB
----------------------------------------------------------------------------------------------------------------------------------

      *     Each unit represents 100 American Depositary Shares.
      ** Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART I
                       INFORMATION REQUIRED IN PROSPECTUS

                              Cross Reference Sheet

Item 1.   DESCRIPTION OF SECURITIES TO BE REGISTERED

                                                                        Location in Form of American
                                                                        Depositary Receipt ("Receipt")
Item Number and Caption                                                 Filed Herewith as Prospectus
-----------------------                                                 ----------------------------
1.   Name of Depositary and address of its principal                    Face of Receipt - Introductory Article
     executive office
2.   Title of Receipts and identity of deposited                        Face of Receipt - Top center.
     securities

Terms of Deposit:

       (i)     The amount of deposited securities                       Face of Receipt - Upper right corner.
               represented by one American Depositary
               Share ("ADS")

       (ii)    The procedure for voting, if any, the                    Reverse of Receipt - Paragraphs 12, 14 and 17
               deposited securities

       (iii)   The procedure for collecting and                         Face of Receipt - Paragraphs 4 and 8;
               distributing dividends                                   Reverse of Receipt - Paragraphs 13, 14 and 17

       (iv)    The procedure for transmitting notices,                  Reverse of Receipt - Paragraphs 11 and 12
               reports and proxy soliciting material

       (v)     The sale or exercise of rights                           Reverse of Receipt - Paragraphs 13 and 14

       (vi)    The deposit or sale of securities                        Face of Receipt - Paragraphs 4 and 8;
               resulting from dividends, splits or                      Reverse of Receipt - Paragraphs 13, 14, 16 and 17
               plans of reorganization

       (vii)   Amendment, extension or termination of                   Reverse of Receipt - Paragraphs 18 and 19
               the deposit arrangements                                 (no provision for extension)

       (viii)  The rights that holders of Receipts have                 Face of Receipt - Paragraph 3
               to inspect the transfer books of the
               Depositary and the list of Receipt
               holders


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

       (ix)    Any restrictions on the right to                         Face of Receipt - Paragraphs 2, 4, 5, and 6
               transfer or withdraw the underlying
               securities

       (x)     Any limitation on the Depositary's                       Face of Receipt - Paragraphs 1 and 8;
               liability                                                Reverse of Receipt - Paragraphs 12, 15 and 17

3.   Fees and charges that a holder of Receipts may                     Reverse of Receipt - Paragraph 20
     have to pay, either directly or indirectly

Item 2.   AVAILABLE INFORMATION                                         Reverse of Receipt - Paragraph 11

            As set forth in Paragraph 11 of the Form of Receipt constituting the prospectus included herewith, the Depositary believes, based on limited investigation, that, as of the date hereof, H & M Hennes & Mauritz AB (the "Company") either (i) furnished the United States Securities and Exchange Commission (the "Commission") with certain public reports and documents required by foreign law or otherwise, or (ii) published information in English on its Internet website at www.hm.com or on another electronic information delivery system generally available to the public in its primary trading market, in either case in compliance with Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, the Depositary does not assume any duty to determine if the Company is complying with the current requirements of Rule 12g3-2(b) or to take any action if the Company is not complying with those requirements.

                                   PROSPECTUS

      IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS EXHIBIT (e) CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

            (a) The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of the Receipt constituting the Prospectus filed as exhibit to this Registration Statement.

            (b) Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. -- None.

            (c) Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. -- None.

            (d) Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. - Filed herewith, as exhibit (d).

            (e) Certification under Rule 466. - Not Applicable.

Item 4. UNDERTAKINGS

            (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

            (b) The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.


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

                                   SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 9th day of April, 2008.

                                              Legal entity created by the
                                              agreement contained in the
                                              American Depositary Receipts
                                              evidencing American Depositary
                                              Shares each representing
                                              one-fifth of one (1) Ordinary
                                              Share of H & M Hennes & Mauritz AB


                                              CITIBANK, N.A., as Depositary


                                              By: /s/ Keith Galfo
                                                  ------------------------------
                                                  Name:  Keith Galfo
                                                  Title: Vice President


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

                                Index of Exhibits

                                                                   Sequentially
Exhibit                          Document                          Numbered Page
-------                          --------                          -------------

(a)                              Form of ADR

(d)                              Opinion of Counsel to the Depositary


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